UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Lenox Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

526262100 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

EXPLANATORY NOTE

This Schedule 13G is filed by Wells Fargo & Company on its own behalf and on behalf of any subsidiaries listed on Attachment A. Aggregate beneficial ownership reported by Wells Fargo & Company under Item 9 on page 2 is on a consolidated basis and includes any beneficial ownership separately reported herein by a subsidiary.

CUSIP No. 526262100	13G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Wells Fargo & Company
Tax Identification No. 41-0449260
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

1,094,367
6 SHARED VOTING POWER

0
7 SOLE DISPOSITIVE POWER

1,154,602
8 SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,193,648
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

Not applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

8.58%
12	TYPE OF REPORTING PERSON

HC

CUSIP No. 526262100	13G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Wells Capital Management Incorporated
Federal ID No. 95-3692822
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

1,044,900
6 SHARED VOTING POWER

0
7 SOLE DISPOSITIVE POWER

1,133,071
8 SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,133,071
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

Not applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

8.15%
12	TYPE OF REPORTING PERSON

IA

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

DISCLAIMER: Information in this Schedule 13G is provided solely for the purpose of complying with Sections 13(d) and 13(g) of the Act and regulations promulgated thereunder, and is not to be construed as an admission that Wells Fargo & Company or any of its subsidiaries is the beneficial owner of the securities covered by this Schedule 13G for any purpose whatsoever.

Item 1	(a)	Name of Issuer:

Lenox Group, Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

One Village Place 6436 City West Parkway Eden Prairie, MN 55344

Item 2	(a)	Name of Person Filing:

Wells Fargo & Company Wells Capital Management Incorporated

Item 2	(b)	Address of Principal Business Office or, if None, Residence:

1. Wells Fargo & Company 420 Montgomery Street San Francisco, CA 94104

2. Wells Capital Management Incorporated 525 Market Street San Francisco, CA 94105

Item 2	(c)	Citizenship:

1. Wells Fargo & Company: Delaware 2. Wells Capital Management Incorporated: California

Item 2	(d)	Title of Class of Securities:

Common Stock

Item 2	(e)	CUSIP Number: 526262100

Item 3	The person filing is a:

	1.	Wells Fargo & Company: Parent Holding Company in accordance with 240.13d-1(b)(1)(ii)(G)

	2.	Wells Capital Management Incorporated: Registered Investment Advisor in accordance with Regulation 13d-1(b)(1)(ii)(E)

Item 4	Ownership:

See items 5-11 of each cover page. Information as of December 31, 2005.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

See Attachment A

Item 8	Identification and Classification of Members of the Group:

Not applicable

Item 9	Notice of Dissolution of Group:

Not applicable

Item 10	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: March 2, 2006

WELLS FARGO & COMPANY

By:	/s/ Mark B. Kraske
Mark B. Kraske, VP Trust Operations Management Support Services

ATTACHMENT A

The Schedule 13G to which this attachment is appended is filed by Wells Fargo & Company on behalf of the following subsidiaries:

Wells Capital Management Incorporated (1)

Wells Fargo Funds Management, LLC (1)

Lowry Hill Investment Advisors, Inc. (1)

Wells Fargo Bank, National Association (2)

(1)	Classified as a registered investment advisor in accordance with Regulation 13d-1(b)(1)(ii)(E).
(2)	Classified as a bank in accordance with Regulation 13d-1(b)(1)(ii)(B).

AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is attached shall be filed by Wells Fargo & Company on its own behalf and on behalf of Wells Capital Management Incorporated.

Date: March 2, 2006

WELLS FARGO & COMPANY

By:	/s/ Mark B. Kraske
Mark B. Kraske, VP Trust Operations Management Support Services

WELLS CAPITAL MANAGEMENT INCORPORATED

By:	/s/ Mai Shiver
Mai Shiver, Chief Compliance Officer